ELLIS FUNK, P.C.

Robert N. Dokson	Attorneys At Law	Of Counsel:
Neal J. Fink	One Securities Centre	Donald J. Ellis (GA & VA)
Robert B. Goldberg (GA & SC)	Suite 400	David I. Funk
Amy L. Kaye	3490 Piedmont Road, N.E.	Russell H. Kasper, P.C.
Albert L. Labovitz (GA & AL)	Atlanta, Georgia 30305-1743	Jane R. Leitz
M. Barry Leitz	404-233-2800	Clay M. White
Facsimile 404-233-2188
E-mail: rgoldberg@ellisfunk.com

September 24, 2008

Mr. Max Webb

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C 20549

Re:	Form 10-K for the fiscal year ended December 31, 2007
Filed March 11, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 001-33166

Dear Mr. Webb:

This letter is in response to the Staff’s comment letter issued on July 30, 2008, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”). The following responds to the item numbers in the Staff’s comment letter:

Item 1. Business Overview, page 1

1.                                      We note your references to your website throughout your filing. In future filings, please disclose your Internet address and state whether you make available, free of charge, on or through your Internet website your annual report, quarterly reports, current reports, and amendments to those reports as soon as reasonably practicable after you electronically file such material with, or furnished it to, the SEC. Refer to Item 101(e) of Regulation S-K.

Company Response:

The Company’s website is referred to several times in the Company’s proxy statement, in which the Company indicates that the Company’s proxy statement and annual report are available on the website. The Company does, in fact, make available its SEC reports on its website. In future filings, the Company will disclose its Internet address in its Form 10-K and will indicate that its annual report, quarterly reports, current reports and amendments to those reports will be made available through its Internet website as soon as reasonably practicable after electronically filed with or furnished to the SEC.

Item 1A. Risk Factors, page 16

2.                                      In future filings, please remove the references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

Company Response:

In the introductory paragraph to “Risk Factors” in future filings, the Company will remove references indicating the Company faces other risks not being discussed.

Item 11. Executive Compensation, page 84

3.                                      We note your disclosure on page 18 of your Definitive Proxy Statement that Mr. Gallagher is expected to provide input to the compensation committee in making compensation decisions for your executive officers. In future filings, please disclose in reasonably complete detail Mr. Gallagher’s role in your compensation processes and his input during the crafting of compensation packages. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Company Response:

In future filings, the compensation discussion and analysis will more thoroughly describe (in reasonably complete detail) Mr. Gallagher’s role in establishing the compensation packages for other executive officers.

4.                                      We note your disclosure on page 18 of your Definitive Proxy Statement that you consider the base salaries for your managing directors to be in line with the base salaries generally paid to equivalent officers at other similarly sized companies in your industry. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

In future filings, the compensation discussion and analysis will identify any companies used to benchmark the compensation of the Company’s officers and the basis for using such companies as comparable companies (to the extent the Compensation Committee actually uses other companies as benchmarks during the period being discussed).

5.                                      We note your disclosure regarding your Annual Discretionary Incentive Cash Bonus Program. In future filings, please provide a qualitative and a quantitative discussion of the performance measures to be achieved in order for your employees, including named executive officers and management employees, to earn performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Company Response:

The Company acknowledges the Staff’s comment. Please note that the Company’s 2008 proxy statement discloses the only quantitative aspects of the discretionary incentive cash bonus program–that is, the Company’s operating income must exceed 5% of revenue for the year and the bonus pool will not exceed 10% of operating income. Subject to those quantitative features and limits, the Company’s Compensation Committee then determines the amount of bonus pool and its allocation among eligible employees without regard to any objective, predetermined individual performance criteria. Nevertheless, in future filings, the Company will expand the discussion of the qualitative factors used to determine the size and allocation of the bonus pool.

6.                                      In future filings, please provide a narrative disclosure to your Summary Compensation Table and Grants of Plan-Based Awards Table, including, but not limited to, a description of the material terms of each named executive officer’s employment agreement or arrangement and an explanation of the amount of salary and bonus in proportion to total compensation. Refer to Item 402(e) of Regulation S-K.

Company Response:

In future filings, the Company will provide a narrative description of material factors necessary to an understanding of the information included in the Summary Compensation Table and Grants of Plan-Based Awards Table. The narrative will include reference to the named executive officer’s employment agreement, if applicable, and an explanation of the amount of salary and bonus in proportion to total compensation.

Signatures, page 87

7.                                      Please have your controller or principal accounting officer sign your filing.

Company Response:

The Company will have its principal accounting officer sign its annual reports on Form 10-K in the future.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of its periodic reports and proxy statements;

•                  SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Sincerely,

/s/ Robert B. Goldberg
Robert B. Goldberg

RBG:jll
cc:	Maurice J. Gallagher, Jr.
Andrew C. Levy